EXHIBIT 99.1

TiGenix: Transparency notifications  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - April 10, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following five notifications:

  On April 3, 2018, TiGenix received a first transparency notification of SOCIETE GENERALE SA, following the acquisition of voting securities or voting rights on March 26, 2018, after which SOCIETE GENERALE holds 14,867,836 voting rights in TiGenix and 72,915 voting rights in TiGenix that may be acquired if the financial instrument is exercised (together 5.05% of the total number of voting rights). As a result the 5% threshold was crossed.

  On April 3, 2018, TiGenix received a second transparency notification of SOCIETE GENERAL SA following the disposal of voting securities or voting rights on March 27, 2018, after which SOCIETE GENERALE SA holds 14,485,336 voting rights in TiGenix and 72,915 voting rights in TiGenix that may be acquired if the financial instrument is exercised (together 4.92% of the total number of voting rights). As a result SOCIETE GENERALE SA has fallen below the 5% threshold.

  On April 5, 2018, TiGenix received a transparency notification from Cormorant Asset Management, LP, following the disposal of voting securities or voting rights on February 14, 2018, after which Cormorant Asset Management, LP holds 0 voting rights in TiGenix (0% of the total number of voting rights). As a result Cormorant Asset Management, LP has fallen below the 3% threshold.

  On April 6, 2018, TiGenix received a transparency notification from Sand Grove Capital Management LLP, following the acquisition of voting securities or voting rights on April 5, 2018, after which Sand Grove Capital Management LLP holds 32,503,039 voting rights in TiGenix (10.98% of the total number of voting rights). As a result the 10% threshold was crossed.

  On April 9, 2018, TiGenix received a transparency notification from Bank of America Corporation, following the acquisition of financial instruments that are treated as voting securities on April 3, 2018, after which Bank of America Corporation (through its controlled entities Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, National Association and Merrill Lynch Professional Clearing Corporation) holds 260,915 voting rights in TiGenix and 29,395,169 voting rights in TiGenix that may be acquired if the financial instruments are exercised (together 10.02% of the total number of voting rights). As a result the 10% threshold was crossed.

1. Content of the first notification of SOCIETE GENERALE SA

Date of the notification: March 29, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights.

Person subject to the notification requirement: SOCIETE GENERALE SA (with address at 29 Bd Haussman - 75009 Paris - France), who is a person that notifies alone.

Date on which the threshold was crossed: March 26, 2018.

Threshold that was crossed: 5%.

Denominator: 296,067,856.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  SOCIETE GENERALE SA held 14,867,836 voting securities (5.02% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  SOCIETE GENERALE INTERNATIONAL LIMITED held 72,915 voting rights that may be acquired if the financial instrument (contract for difference (CFD)) is exercised (0.02% of the total number of voting rights).

Total: 14,867,836 voting rights and 72,915 voting rights that may be acquired if the financial instrument is exercised (5.05% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: SOCIETE GENERALE INTERNATIONAL LIMITED is 100% held by SOCIETE GENERALE SA (holding).

***

2. Content of the second notification by SOCIETE GENERALE SA

Date of the notification: March 29, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights.

Person subject to the notification requirement: SOCIETE GENERALE SA (with address at 29 Bd Haussman - 75009 Paris - France), who is a person that notifies alone.

Date on which the threshold was crossed: March 27, 2018.

Threshold that was crossed: 5%.

Denominator: 296,067,856.

Details of the notification: following the disposal of voting securities or voting rights, the number of voting rights was as follows:

  SOCIETE GENERALE SA held 14,485,336 voting securities (4.89% of the total number of voting rights),

and the number of equivalent financial instruments was as follows:

  SOCIETE GENERALE INTERNATIONAL LIMITED held 72,915 voting rights that may be acquired if the financial instrument (contract for difference (CFD)) is exercised (0.02% of the total number of voting rights).

Total: 14,485,336 voting rights and 72,915 voting rights that may be acquired if the financial instrument is exercised (4.92% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: SOCIETE GENERALE INTERNATIONAL LIMITED is 100% held by SOCIETE GENERALE SA (holding).

***

3. Content of the notification by Cormorant Asset Management, LP

Date of the notification: April 5, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights/downwards crossing of the lowest threshold.

Person subject to the notification requirement: Cormorant Asset Management, LP (with address at 200 Clarendon Street, 52nd Floor, Boston, MA 02116, USA), who is a person that notifies alone.

Date on which the threshold was crossed: February 14, 2018.

Threshold that was crossed: 3%.

Denominator: 296,067,856.

Details of the notification: following the disposal of voting securities or voting rights, the number of voting rights was as follows:

  Cormorant Asset Management, LP held 0 voting securities (0% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Cormorant Asset Management, LP is not a controlled entity. Cormorant Asset Management, LP has received the discretionary power to exercise the voting rights of TiGenix shares from the following two entities, which are both controlled by it: Cormorant Global Healthcare Master Fund, LP and CRMA SPV, L.P.

***

4. Content of the notification of Sand Grove Capital Management LLP

Date of the notification: April 6, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights.

Person subject to the notification requirement: Sand Grove Capital Management LLP (with address at 4th floor, 35 Dover Street, London W1S 4NQ), who is a person that notifies alone.

Date on which the threshold was crossed: April 5, 2018.

Threshold that was crossed: 10%.

Denominator: 296,067,856.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  Sand Grove Capital Management LLP held 32,503,039 voting securities (10.98% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Sand Grove Capital Management LLP is not a controlled entity.

Additional information: Sand Grove Capital Management LLP acts as the investment manager for the Sand Grove Opportunities Master Fund Ltd and the Sand Grove Tactical Fund LP. Sand Grove Capital Management LLP can exercise voting rights at its discretion without any instruction from its clients.

***

5. Content of the notification of Bank of America Corporation

Date of the notification: April 9, 2018.

Reason of the notification: acquisition or disposal of financial instruments that are treated as voting securities.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., USA), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: April 3, 2018.

Threshold that was crossed: 10%.

Denominator: 296,067,856.

Details of the notification: following the acquisition of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities;
  Merrill Lynch International held 251,715 voting securities (0.09% of the total number of voting rights);
  Merrill Lynch, Pierce, Fenner & Smith Incorporated held 5,100 voting securities (0% of the total number of voting rights);
  Bank of America, National Association held 4,100 voting securities (0% of the total number of voting rights); and
  Merrill Lynch Professional Clearing Corporation held 0 voting securities,

and the number of equivalent financial instruments was as follows:

  Merrill Lynch International held 28,852,588 voting rights that may be acquired if the financial instruments (including 141 swaps with expiration date 17/09/2018; 15,634 swaps with expiration date 31/12/2018; 17,510 rights of recall and 28,819,303 rights of use) are exercised (9.75% of the total number of voting rights); and
  Merrill Lynch Professional Clearing Corporation held 542,581 voting rights that may be acquired if the financial instrument (rights of use) is exercised (0.18% of the total number of voting rights).

Total: 260,915 voting rights and 29,395,169 voting rights that may be acquired if the financial instruments are exercised (10.02% of the total number of voting rights).

Chain of controlled undertakings through which the holdings are effectively held: Merrill Lynch International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Professional Clearing Corporation and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel, successfully completed a European Phase III clinical trial for the treatment of complex perianal fistulas - a severe, debilitating complication of Crohn's disease. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.